UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EnerNOC, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292764107

(CUSIP Number)

Arnold Brier, Esq.

Vice President, General Counsel

Yardi Systems, Inc.

430 South Fairview Avenue

Santa Barbara, California 93117

(805) 699-2040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 292764107

1	Names of Reporting Persons Yardi Systems, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,340,000

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,340,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 292764107

1	Names of Reporting Persons Anant Yardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,900,000

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,900,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 (the “Shares”), of EnerNOC, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210.

Item 2.	Identity and Background

(a)           This statement is being filed by Yardi Systems, Inc., a California corporation (“Yardi Systems”) and Anant Yardi (collectively, the “Reporting Persons”).

(b)           The principal address of the Reporting Persons is 430 South Fairview Avenue, Santa Barbara, California 93117.

(c)           The principal business of Yardi Systems is the sale, development and support of software for the real estate industry. The principal occupation of Mr. Yardi is serving as Chief Executive Officer of Yardi Systems.

(d)           None of the Reporting Persons, nor any of their executive officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, nor any of their executive officers or managing directors, have during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, principal occupation and business address for each director, executive officer, general partner or controlling member of Yardi Systems is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

The Reporting Persons entered into a Joint Filing Agreement on January 21, 2016 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 2.

Item 3.	Source and Amount of Funds or Other Considerations

As of the date hereof, Yardi Systems may be deemed to beneficially own the 2,340,000 Shares reported herein as detailed in Item 5, and the aggregate purchase price for such Shares, excluding fees and commissions paid, is $8,844,644.76. The source of funding for the transactions pursuant to which Yardi Systems obtained direct beneficial ownership of the Shares was derived from the working capital of Yardi Systems. Yardi Systems disclaims beneficial ownership of the Shares directly held by Mr. Yardi.

As of the date hereof, Mr. Yardi may be deemed to beneficially own the 2,900,000 Shares reported herein as detailed in Item 5, and the aggregate purchase price for such Shares, excluding fees and commissions paid, is $11,530,510.81. The source of funding for the transactions pursuant to which Mr. Yardi obtained direct beneficial ownership of 560,000 Shares was derived from the personal funds of Mr. Yardi, and the aggregate purchase price for these 560,000 Shares, excluding fees and commissions paid, is $2,685,866.05. Mr. Yardi has sole voting power and sole dispositive power of the 2,340,000 Shares directly held by Yardi Systems.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons may engage in future discussions with the management of the Company. Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Company.

Except as set forth in this Item 4 or in Item 6, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, based on the Company’s financial condition and market and other conditions.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, Yardi Systems directly beneficially owns 2,340,000 Shares, which represents approximately 7.6% of the 30,793,605 Shares outstanding as of November 2, 2015 (based upon the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015). Yardi Systems disclaims beneficial ownership of the Shares directly held by Mr. Yardi.

As of the date hereof, Mr. Yardi directly beneficially owns 560,000 Shares and, in total, beneficially owns 2,900,000 Shares, which represents approximately 9.4% of the 30,793,605 Shares outstanding as of November 2, 2015 (based upon the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015). Mr. Yardi has sole voting power and sole dispositive power of the 2,340,000 Shares directly held by Yardi Systems.

To the knowledge of the Reporting Persons, none of the executive officers and directors of Yardi Systems, except for Mr. Yardi, beneficially own any Shares.

(b)           Yardi Systems has the sole power to vote and dispose of the 2,340,000 Shares that it directly owns. Mr. Yardi has the sole power to vote and dispose of the 560,000 Shares that he directly owns and the 2,340,000 Shares that Yardi Systems owns.

(c)           All transactions in the Shares effected during the past 60 days by each of Yardi Systems and Mr. Yardi are set forth on Exhibit 3 attached hereto and incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 — Directors and executive officers of Yardi Systems, as of January 21, 2016

Exhibit 2 — Joint Filing Agreement, dated as of January 21, 2016, between the Reporting Persons

Exhibit 3 — Schedule of transactions effected during the last 60 days

Exhibit 4 — Power of attorney, dated as of January 15, 2016, by Mr. Yardi

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2016

YARDI SYSTEMS, INC.

By:	/s/ Anant Yardi
Name: Anant Yardi
Title: Chief Executive Officer

/s/ Anant Yardi
Anant Yardi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).